CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

CHINA SHUANGJI CEMENT LTD.

CHINA SHUANGJI CEMENT LTD .. (the “ Corporation ” ), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “ DGCL ” ), does hereby certify that:

FIRST: That the Board of Directors of the Corporation, pursuant to a unanimous written consent in lieu of a meeting of the Board of Directors, adopted a resolution amending the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that, pursuant to Sections 242(a)(3) and (b)(1) of the DGCL, the Board of Directors hereby approves and declares advisable the Certificate of Amendment to effect a reverse stock split, and the Amended and Restated Certificate of Incorporation of the Corporation shall be amended by adding Article IV (A)(i) as follows:

IV (A)(i) Reverse Stock Split

The effective date of this Certificate of Amendment to Certificate of Incorporation shall be effective on the date this instrument is filed with the Delaware Secretary of State (the “ Effective Date ” ) .. On the Effective Date , all issued and outstanding shares of the Corporation ’ s common stock ( “ Existing Common Stock ” ) shall be, and hereby are, automatically combined and reclassified (the “ Reverse Stock Split ” ) as follows: four (4) shares of Existing Common Stock shall be combined and reclassified as one (1) shares of issued and outstanding common stock ( “ New Common Stock ” ). The Corporation shall not issue fractional shares on account of the Reverse Stock Split. Any fractional share resulting from such change shall be rounded upward to the nearest whole share. The Corporation shall, through its transfer agent, provide certificates representing New Common Stock to holders of Existing Common Stock in exchange for certificates representing Existing Common Stock. From and after the Effective Date, certificates representing shares of Existing Common Stock are hereby cancelled and shall represent only the right of holders thereof to receive New Common Stock. From and after the Effective Date, the term “ New Common Stock ” as used in this Article IV (A)(i) shall mean Common Stock as provided in the Certificate of Incorporation. The total Authorized Shares pursuant to the provisions of Article IV (A) above shall remain unchanged.

SECOND: That thereafter, pursuant to a resolution of its Board of Directors, the stockholders of the Corporation, pursuant to a written consent in lieu of a special meeting of the stockholders of the Corporation, approved the amendment by consent of the majority of the holders of stock eligible to vote on the amendment.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

  IN WITNESS WHEREOF, the Company has caused this certificate to be duly executed by Wenji Song, Chairman and President of the Company, this 16th day of April, 2009.

CHINA SHUANGJI CEMENT LTD

a Delaware corporation

By: /s/ Wenji Song

Wenji Song

Chairman and President

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